UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

18th Floor, No. 1333

Lujiazui Ring Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Exhibit Index

Exhibit 99.1—Connected Transaction Proposed Extension of Maturity Date of the Ping An Overseas Holdings Convertible Promissory Notes and Notice of Extraordinary General Meeting

Exhibit 99.2—Form of Proxy Card for Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

By:	/s/ Xiang Ji
Name:	Xiang Ji
Title:	Chief Executive Officer

Date: September 9, 2026